Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal year ended December 31,
	1999	2000	2001	2002	2003
	(in thousands, except ratios)
Earnings:

Income before income taxes	1,068	8,702	36	2,009	8,768

Add: Fixed charges	4,682	5,460	9,177	28,578	27,212

Total earnings	5,750	14,162	9,213	30,587	35,980

Fixed Charges:

Interest	4,083	4,858	8,230	26,620	24,365
Amortization/ debt issue costs & bond discount				719	1,861
Interest factor of rental expense (a)	599	602	947	1,239	986

Total fixed charges	4,682	5,460	9,177	28,578	27,212

Ratio of earnings to fixed charges	1.2	2.6	1.0	1.1	1.3

(a) COMPUTATION OF INTEREST FACTOR OF RENTAL EXPENSE

Rental expense (equipment only)	1,797	1,805	2,842	3,716	2,958
Interest factor	33%	33%	33%	33%	33%

Total	599	602	947	1,239	986